3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     FORM 12B-25 NOTIFICATION OF LATE FILING

(Check one)
     [X]  Form 10-K or Form 10-KSB   [   ] Form 20-F  [   ] Form 11-K  [   ]
Form 10-Q or
     Form 10-QSB  [   ] Form N-SAR

                    For the fiscal year ended March 31, 1996


               [   ] Transition Report on Form 10-K or Form 10-KSB
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q or Form 10-QSB
               [   ] Transition Report on Form N-SAR

               For the transition period from ended



Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: . . . . . . . . . . . . . . . .

PART I - REGISTRANT INFORMATION

Full Name of Registrant                 ACTIVISION, INC.
Address of Principal Executive Offices  11601 WILSHIRE BLVD., SUITE 1000
City, State and Zip Code                LOS ANGELES, CA 90025




PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

     [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Fom 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K cannot be filed within the prescribed time period because the Company and its independent accountants are continuing to analyze the applicability of certain income tax accounting standards affecting its financial statements. Shortly before the expiration of the prescribed time period, the Company and its independent accountants determined that certain unique facts relating to the Company's prior operating history required an evaluation of such accounting standards, and the time required for such evaluation exceeded original expectations. Until such evaluation is completed, the Company's independent accountants will not be able to issue their report with respect to the Company's financial statements for the fiscal year ended March 31, 1996. The Company expects to file its Form 10-K within the next 15 days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


     Barry J. Plaga         (310)               473-9200
     (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [ X ]  Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?  [   ]  Yes    [ X ] No

     If so: attach an explantion of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                              Activision, Inc.
                          (Name of Regsistrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     July 1, 1996        By:       /s/ Barry J. Plaga
     ---------------------         -----------------------------------------
                                   Barry J. Plaga
                                   Vice President Finance and
                                   Chief Accounting Officer




EXHIBIT "LETTER FROM ACCOUNTANTS"




July 1, 1996



Securities Exchange Commission
Washington, D.C. 20549

     Re:   Activision, Inc. Form 12b-25 Notification of Late Filing of Form
10-K for the fiscal year ended March 31, 1996.

Gentlemen:

Activision, Inc.'s (the "Company") Annual Report on Form 10-K cannot be filed within the prescribed time period because we and the Company are continuing to analyze the applicability of certain income tax accounting standards affecting the Company's financial statements. Shortly before the expiration of the prescribed time period, the we and the Company determined that certain unique facts relating to the Company's prior operating history required an evaluation of such accounting standards, and the time required for such evaluation exceeded original expectations. Until such evaluation is completed, we will not be able to issue our report with respect to the Company's financial statements for the fiscal year ended March 31, 1996.

Sincerely,

/s/ Coopers & Lybrand L.L.P.